

May 21, 2013

Via E-mail
Kevin Yates
Chief Executive Officer
NuState Energy Holdings, Inc.
1201 Main Street, Suite 1980
Columbia, SC 29201

>   **Re: NuState Energy Holdings, Inc.**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed May 8, 2013**
>   **File No. 000-25753**

Dear Mr. Yates:

We have reviewed your responses to the comments in our letter dated February 21, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. At the conclusion of our letter to you dated February 21, 2013, we asked for a written statement from the company with certain acknowledgments. In your response letter, you repeat the language at the conclusion of our letter without modifying the language to be from the company. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter.

2. We note your response to our prior comment 1 and reissue in part. We note that it has been over 60 days since you filed your registration statement. We note that you are currently subject to the reporting requirements of the Securities Exchange Act of 1934. Please revise the disclosure on page 2 accordingly and confirm your understanding in your response letter to us.

Item 1. Business, page 3

Description of Business, page 3

3. Please revise the last sentence of the second paragraph to disclose that you will need to raise additional capital to satisfy your anticipated costs of being a public company of $180,000 per year.

4. We note your disclosure in the last sentence of the second paragraph that you will need to raise additional capital of $564,000 in order to continue operations. We also note that this amount does not appear to cover your post-registration burn rate. Please advise, with a view towards revised disclosure in this section, regarding the expenses included within your post-registration burn rate of $57,000 per month.

5. We note that you are not offering any securities under this registration statement and, as a result, will not raise any proceeds. Based on your current burn rate, we further note that you will run out of funds immediately without additional capital. Please describe the expenses included within in your estimated near term financing requirement of $564,000 and explain the consequences to you if you cannot raise additional capital.

Regained Use of Intellectual Property, page 5

6. Please explain what you mean when you state that you will "share" with Rentar all right, title and interest in My Driver's Seat.

Item 1A. Risk Factors, page 5

Our auditors have raised substantial doubts as to our ability to continue, page 6

7. We note your response to our prior comment 13 and reissue in part. We note your disclosure in the second paragraph of the Description of Business section on page 3 that your post-registration burn rate will be approximately $57,000 per month. We also note that you have disclosed your pre-registration burn rate in this risk factor of $40,000 per month. Please revise this risk factor to disclose your post-registration burn rate.

We have $1,107,900 of accrued compensation as of December 31, 2012, page 6

8. We note that in January and April of 2013 you issued a total of 100,000,000 shares of your common stock to satisfy certain accrued compensation liabilities of $500,000. Please revise this risk factor or add a new risk factor to disclose such issuances and to discuss potential shareholder dilution due to any similar issuances in the future.

Management's Discussion and Analysis of Financial Condition, page 8

Liquidity and Capital Resources, page 12

9. Please explain the statement that you "cannot ascertain that [you] have sufficient funds from operations to fund [y]our ongoing requirements through June 30, 2013." It appears that you have less than $1,000 cash on hand, have limited operations and will not raise any funds from this registration statement. Please clarify.

10. We note your response to our prior comment 18 and reissue in part. We note your disclosure in the third sentence of the last paragraph that you will need funding to pay your outstanding obligations. Please revise to quantify these obligations. Please also revise the second paragraph of the Description of Business section on page 3 accordingly.

Item 6. Executive Compensation, page 18

Summary Compensation Table, page 18

11. Please revise to clarify that the amounts listed in the "Option Awards" column of the Summary Compensation Table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(vi) of Regulation S-K.

12. Please revise to include a footnote disclosing all assumptions made in the valuation of any option awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(vi) of Regulation S-K.

Employment Agreements and Narrative Regarding Executive Compensation, page 19

13. We note your disclosures regarding your consulting agreements with Mobile Software Team, LLC and Williams Global Holdings, LLC. We also note that you entered into a consulting agreement with C3I Services, LLC, filed as Exhibit 10.23, which provided for certain compensation. Please revise this section as applicable.

Item 7. Certain Relationships and Related Transactions, page 20

14. We note your response to our prior comment 23 and reissue in part. We note that you have entered into certain consulting agreements with entities related to your named executive officers, namely Mobile Software Team, LLC, C3I Services, LLC and Williams Global Holdings, LLC. Please revise this section to include the information required by Items 404(a) and 404(d) of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 26

15. We note your response to our prior comment 26 and reissue. We note that as of December 31, 2012 that you had $3,083,120 of notes and convertible notes payable including accrued interest less unamortized discounts. Please revise the exhibits list to indicate that you will file a fully executed copy of each note or convertible note outstanding as a material contract. In this regard, we note that you have filed certain forms of notes and convertible notes but not fully executed copies. To facilitate review of this comment, in your next response letter, please itemize each outstanding note and convertible note and provide each note and convertible note's respective exhibit number so that we can locate the notes from your exhibits index.

Exhibit 3.18

16. Please refile a fully executed copy of Exhibit 3.18. In this regard, we note that the exhibit is missing the conformed signature on page 4.

Exhibit 4.19

17. Please refile a complete copy of Exhibit 4.19. In this regard, we note that only the first page of the exhibit has been filed.

Exhibit 10.19

18. Please refile Exhibit 10.19 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version of the exhibit is missing Exhibits B and C.

Exhibit 10.21

19. Please refile a fully executed copy of Exhibit 10.21. In this regard, we note that the exhibit is missing its date of execution from the first page. Additionally, we note that the place holder for the date of execution on the first page does not appear to match the date of execution disclosed on the signature page of the exhibit. Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel